

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Andrew Read
Chief Executive Officer
Tradewinds Universal
501 Mercury Lane
Brea, CA, 92821

> **Re: Tradewinds Universal**
> **Registration Statement on Form S-1**
> **Filed December 22, 2023**
> **File No. 333-276233**

Dear Andrew Read:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Our auditors have issued a going concern opinion, page 5

1. Your disclosure states that "our auditors have issued a going concern opinion on our audited financial statements…" However, the auditor's report on page F-2 does not contain a going concern paragraph. Please revise your registration statement as appropriate.

Directors, Executive Officers, Promoters and Control Persons, page 20

2. Please revise this section to provide disclosure required by paragraphs (a) and (e)(4) of Item 407 of Regulation S-K, or tell us why you are not required to do so. *See* paragraphs (l) and (n) of Item 11 of Form S-1.

Employment Agreements, page 20

3.   Reconcile your disclosure about no employment agreements with Exhibit 10.1 and disclosure on page II-3.

Certain Relationships, page 22

4.   Please revise to provide disclosure consistent with the thresholds in Item 404(d) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

5.   Please revise this section to substantially expand your management's discussion and analysis to include information required by Item 303 of Regulation S-K. This section should provide disclosure in the form of a discussion and analysis from management's perspective and should not merely contain factual statements about your company and its operations. Provide the discussion and analysis in a format that facilitates easy understanding and that supplements, and does not merely duplicate, disclosure already provided in the filing. The objective of the discussion and analysis is to provide material information relevant to an assessment of the financial condition and results of operations of Tradewinds Universal including an evaluation of the amounts and certainty of cash flows from operations and from outside sources. A discussion and analysis that meets the requirements of Item 303 of Regulation S-K is expected to better allow investors to view Tradewinds Universal from management's perspective.

Management's Discussion and Analysis, page 24

6.   Please update the disclosure on page 24 regarding the initiation of sales in the fourth quarter of 2023. Please also clarify what you mean by the statement that you are "currently in production" for the manufacture of your product. Describe the material terms of your agreement with the third party who conducts the manufacturing, the sources and availability of the raw materials and how you intend to distribute your product.

Exhibits

7.   Because this Form S-1 purports to register the resale of common stock, the legal opinion you file must opine that the shares are validly issued, fully paid and non-assessable. Currently, your opinion states that the shares "will when sold" be validly issued, fully paid and non-assessable. Please file a revised opinion.

General

8.   In the second paragraph on the prospectus cover page, you disclose that the selling shareholders will resell at a fixed price of $0.01 per share, contrary to your disclosure elsewhere regarding a $0.40 price per share. Please reconcile.

9.   Please update your compensation disclosure for the year ended December 31, 2023.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     Please contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing